November 8, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:          Request for Acceleration of Effectiveness

 First Busey Corporation Registration Statement on Form S-4 (File No. 333-282727)

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, First Busey Corporation hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-282727, as amended, be accelerated by the Commission so that it will become effective at 9:00 a.m. Eastern Time on November 13, 2024, or as soon thereafter as practicable.

Please contact Mark J. Menting of Sullivan & Cromwell LLP at (212) 558-4859 or mentingm@sullcrom.com with any questions you may have. In addition, please notify Mr. Menting when this request for acceleration has been granted.

Very truly yours,

First Busey Corporation

		By:	/s/ Jeffrey D. Jones
		Name:	Jeffrey D. Jones
		Title:	Executive Vice President and Chief Financial Officer

cc:	Mark J. Menting
Ethan J. Chess
(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]